Invest in SapientX

Software | Technology | Healthcare | Artificial Intelligence | Health and Fitness

A.I. software that gives a voice and intelligence to products.

SAPIENTX.COM SANTA CRUZ CALIFORNIA





We think that voice interfaces need to understand us better, speak more languages, perform important tasks and run in existing products. Existing solutions fall short of this goal. Our mission is to fill this important need.

David Colleen Founder, CEO, Chairman of the Board @ SapientX

Why you may want to invest in us...

1. The highest conversational understanding accuracy at up to 99%. (Siri = 75% and Alexa = 73% - ZDnet).
2. The software is complete and in pre-production development with Volvo, Mitsubishi, Yamaha, Samsung and KTM.
3. We track 23 peers 16 of which have exited in the last 4 years. On average, they returned about 17X to their investors.
4. An early version of our tech was used in Outfit 7's Talking Angela app (a virtual pet) leading to their $1 billion exit.
5. We can run with or without the Internet. Since we can run offline, we can keep user data local where it's safest.
6. Our software is fast and efficient using just 2% of the CPU on your phone and taking as little as 17 MB of disk space.
7. A.I. (Artificial Intelligence) companies typically yield twice the return for their investors over other tech startups.
8. Our assistants speak 40 languages and dialects.

Why investors ❤ us

WE'VE RAISED $1,089,703 SINCE OUR FOUNDING



SapientX has a powerful technology and an experienced team with a proven track record. They've got the smarts, the experience and the drive to be successful. Their voice activated, no-touch technology should have many relevant applications in many industries. Demand has the potential to be spectacular. SapientX has the potential to be a game changer. And they have the staying power to weather the storms and remain competitive when opportunity strikes. These are the reasons I've put my money on SapientX.

Glenn Ballard Founder & Lead Servant, Marpe Finance & Accounting

LEAD INVESTOR | INVESTING $1,000 THIS ROUND & $10,000 PREVIOUSLY



AI is the future!

Peterson Pierre-Paul ☆

Veteran, Social Worker, & Investor from the NY Metro area.



We need AI that is more intuitive I use my google home all the time and nothing is more frustrating than AI that doesn't understand a complex question.

Michelle Laucke ☆

Quality engineer, multi-business owner, published children's book author, with Master's Degree in Engineering Management

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



David Colleen

Founder, CEO, Chairman of the Board

David is an AI and VR entrepreneur and led his teams to launch the first VR on the Internet. He has worked with 17 Fortune 100 companies to build cutting edge software products.

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Maclen Marvit

Founder, CTO

Maclen is an actual rocket scientist having worked at NASA and Blue Origin. He lives to lead talented engineers to build world beating products.

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Bruce Wilcox

Founder

Bruce has 40 years of experience in AI engineering and has won the Loebner Prize 4 times for the best conversational AI. Past companies include Amazon and Fujitsu.

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David Apgar

Interim CFO

David is an ex-McKinsey person and he managed two small-business funds, wrote the book "Risk Intelligence" about how to accelerate strategic learning and these days, he enjoys helping startups.

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Patti Glovsky
Board Member
Patti is an investment banker and founder of Polygon Capital. She has experience in funding and M&A and brings an important viewpoint to our decision making. She has worked with David C. for 12 years.



Robert Blair
Board Member
Robert is the ex-CEO of LSI Logic and he was also at Maserati. He's a car buff and brings that enthusiasm to our management meetings. He's our newcomer, having only worked with David C. for 2 years.



Mike Beebe
Advisor
Mike is the ex-CEO of Mayfield Robotics and before that SRI and Matterport. He's an excellent engineer and strategist. He has worked with David C. for 8 years.



Dave Lorenzini
Advisor
Dave is the former head of Business Development for Google Earth. Today, he co-manages the Augmented World Expo and he helps startups in the AR, VR and XR space. He has worked with David C. for 20 years.

Hannah Green

In the news

Downloads

SapientX Deck WeFunder June 9 2020.pdf

The Story of SapientX

SapientX was founded by longtime friends, David Colleen, Bruce Wilcox and Maclen Marvit. We wanted to go beyond the keyword-based chatbots used by voicemail systems to make a voice technology that could interact with users naturally, like they were talking to their best friend.



FLAMING LIPS
FREE RADICALS

LG Automotive prototype for Tesla

First, we had to wait for speech recognition to improve

Back in 2009, our voice technology worked great in the prototypes that we were building for BMW, Bosch and Denso... except for one thing... the speech recognition technology, that we were using, only understood about 10% of the words we spoke to it. We had to wait until 2016 for the accuracy to surpass 90% making our software viable in consumer products. That's when we formed SapientX and began working with our first customers.



TRACTION
Vehicles
Consumer Goods
Robots, Telework, etc.
CUSTOMER PROTOTYPES - 20
R&D PROTOTYPES - 17
PARTNERS - 22
RESALE PARTNERS - 8
OPEN PROPOSALS - 22
DISCUSSIONS - 103

Immediate traction

Our first customer prototypes included a psychiatric app for Your Bestie and talking robots for Roborus and Future Robot. Our first big customer, Mitsubishi Motors, challenged us to build a voice assistant for their next generation of Outlander SUV's. We are currently in a three year development contract to bring the Mitsubishi Mia assistant to market and Mitsubishi has added a second effort to bring Mia to their cars sold in SE Asia.


Mitsubishi Mia
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54° EXT
104.5
88.7
KSAN
89.8
WOOD
90.4
KTIM
104.5
KFOG
107.3
KPIG
108.1
KFAT

Mitsubishi Mia voice assistant prototype for Mitsubishi Outlander SUV

Sleeves rolled up... building 20 customer prototypes

In 2018, we closed our first seed investment round and began to work with companies such as Samsung, KTM, Zero electric motorcycles, Singapore Airlines and Magneti Marelli a division of Fiat Chrysler. In 2019, we added Volvo, Yamaha and Indian Motorcycles.



Working with the engineers at Magneti Marelli to install a SapientX voice assistant into a FCA, Chrysler Pacifica van.

Can you speak Japanese?

Over the past three years, dozens of companies told us that they would use our software in their products, if we only spoke Japanese or German or Chinese. We knew, that in order to grow, we would have to take up this challenge. This summer, we were asked by a large navigation systems company to provide our voice assistant in 28 languages for the countries where they sell their products. The situation seemed do or die. After a team huddle, we decided to do what seemed impossible and develop support for not just a few languages but a total of 40 global languages and dialects allowing us to reach 5.5 billion potential users!


SapientX Zia
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Meet Zia
FRENCH
SPEAKERS = 275 MILLION
TOTAL = 3.8 BILLION
OÙ ES-TU

Zia, our 40 languages demonstration app.

Earlier this year, we launched a new voice assistant that we call Zia. She's already making a hit with our customers and we are in a proposal to make a version of Zia to teach Chinese school kids to speak English. I predict great things for Zia. BTW... Zia's name is a nod to Ziad Fazah, the controversial holder of the Guinness Book of Records title for the most spoken languages (58)!


RAPID GROWTH
VOICE A.I. MARKET $32 BIL. BY 2025
TAM – $7 BIL. BY 2025
SOM – $4.9 BIL. BY 2025
43.7% CAGR – RAPID GROWTH
Data Courtesy
Statista and Arizton
5
7
11
15
22
32
(billion dollars)
2020
2021
2022
2023
2024
2025

Note, these are forward-looking figures that cannot be guaranteed.

New markets open

The voice A.I. market is growing by leaps and bounds but his year, Covid 19 has presented us with new challenges... and new opportunities. Our new Telecaster system lets us bring our assistants to Zoom, WebEx and other video conferencing systems.


SapientX "Telecaster" Running in Zoom
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Tele, our new "telework" assistant running inside of Zoom.

We are also working with three vending machine companies to add a voice and an avatar interface to vending machines. They say that customers no longer want to touch buttons or screens to buy things. We see this as a playing field... rapidly tilting in our favor.


2020 MILESTONES
Q1
Q2
Q3
Q4
LAUNCH ZIA
ADD 4 LANGUAGES
LAUNCH TELECASTER
EMBEDDED ANDROID
RELEASE UNITY 1.0
RAYGUN STUDIO ALPHA
SHIP W/ CUSTOMERS

Building SapientX has been a lot of work but a fun challenge for our team. In June, we plan to complete our fully embedded version of SapientX for Android allowing us to run in appliances and robots. In August, we plan to release our integration with Unity, the top game platform. In September, we plan to have our RayGun Studio authoring tool reach alpha. RayGun Studio will allow non-technical people to be able to author assistants. Our software is planned to ship in our customers products beginning in late 2020.

Our core team is 12 people now with 35 new consulting translators and voice artists. We have the right team to begin scaling SapientX into a leading, new voice A.I. technology company.

We have everyone we need... except for one person. We need you to join our team as an investor and to share this thrilling ride as we climb taller peaks. Thanks for choosing us!

Investor Q&A

– COLLAPSE ALL

What does your company do?

Our software adds a voice and intelligence to other peoples products.

Where will your company be in 5 years?

We track 23 of our peers, 16 of whom have had large, recent exits. We think that to bring our software to the most users, we will need to become part of a larger company as did our peers. By the way, one of Bruce Wilcox's last companies (Outfit 7) had a $1 bil. exit running an earlier version of our software!

Why did you choose this idea?

We think that voice interfaces need to understand us better, speak more languages, perform important tasks and run in existing products. Existing solutions fall short of this goal. Our mission is to fill this important need.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Siri and Alexa have created a tidal wave of consumer interest in products with voice interfaces. This has put companies, who make cars, appliances and consumer electronics, on a search for enabling, voice AI technology that does not have the issues associated with the tech giants voice assistants. We meet the needs of these companies by making software that gives top accuracy, we speak 40 languages, we protect sensitive user data, we can run with or without an internet connection and we run on their existing hardware.

How far along are you? What's your biggest obstacle?

Our software is complete and robust. It's time to aggressively market and sell what we have. This year, we have developed sales partners in Japan, China, Germany, the US and England to extend our reach. We are working hard to begin shipping our software in products made by Mitsubishi, Volvo, KTM, Yamaha, Haier and GE Appliances before the end of 2020.

One of our biggest challenges is that people frequently ask "How can you be better than Google and Alexa?". The answer is that we set out to do something different than them. We believe that the future of computing is conversational so we built SapientX, from the ground up, to do just that. This resonates with our customers.

Google and Alexa exist for two purposes... to sell you things and to harvest user data that's sold to others so that they can sell you stuff. To achieve this, they built question answering systems that are mostly driven by key word triggers. We think this is a bad deal for users because of it's inherently low understanding of what you say, because it forces you to learn commands and because it violates your privacy by profiling you.

For the record, we see Google and Amazon as friends that we occasionally partner with and who work in different markets than us.

Who competes with you? What do you understand that they don't?

The answer to this varies by market. In our automotive market, Cerence has been the market leader for many years but rests on its laurels with a voice assistant that only achieves 37% accuracy (JD Powers). The next major player is SoundHound who pivoted into our market in 2016. They are a serious competitor but in our internal tests, their system has low accuracy similar to the Cerence system.

How will you make money?

We adapt our revenue model to the norms of the industries that we work in. For cars, this means paid or unpaid prototyping and user testing leading to per unit software sales along with yearly, recurring maintenance and support contracts. The auto industry is starting to experiment with SaaS models, which we also support.

Pricing
- Cars & Trucks - $20/vehicle + $5 yearly maint. + support.
- Motorcycles - $10/motorcycle + $5 yearly maint. + support.

This is a large, rapidly growing market (43.7% CAGR) projected to be worth $32B. by 2025. We estimate that $7B. of this is addressable by SapientX.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk is under-capitalization. Covid has caused customer delays affecting the shipping of our software in our customers products (planned for late 2020) . We want shipping product to be ready for Series A investors.

How can you make a voice system that is better than Siri, Alexa and Google Assistant?

We serve different needs and markets than they do. Those voice assistants were designed to play music or answer questions and they require an internet connection and powerful servers to run. SapientX was designed to understand normal human conversation and to work with or without the internet on low power devices.

How do you handle sensitive user data?

We learn about a users preferences to improve the user experience for them. This data is stored, encrypted on the users device, where it's safest. All other players in this space exploit this sensitive user data for targeted advertising and to sell to third parties. To us, this is a breech of user trust and against the best interest of the companies that we serve.

Do you own your software?

We have developed and own our full software stack. We do make use of open source software, for some components and we sometimes license third party software components when needed to serve a customers specific need.

What was your relationship to Outfit 7 and their Talking Angela app.?

Bruce Wilcox, was a consultant to Outfit 7 prior to the formation of SapientX. Outfit 7's Talking Angela and related apps were virtual pets that reacted to user speech but they were never conversational. They made use of early versions of some of the code in SapientX. We understand that this code is no longer used.

What is the Loebner Prize?

It's the worldwide, annual competition for the best conversational system. Our Chief Scientist, Bruce has competed several times and won four times.

How are you addressing the market challenges brought by Covid 19?

These are serious challenges but we are finding new market opportunities because of the pandemic. For example, stay at home orders have greatly increased the use of video "telework" applications. Our new Telecaster system runs inside of Zoom, WebEx and other major conferencing systems. This let's our assistants help with business meetings to orient new users, corral attendees and to retrieve company information in real time.

Another important new market is product vending. Increasingly, people want to conduct transactions without touching buttons or screens. Our voice interfaces enable this and our movie grade characters act as brand ambassadors to engage with customers.

Financials

SapientX has financial statements ending January 31 2020. Our cash in hand is $5,000, as of May 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,000/month.

At a Glance

Fiscal Year Ends January 31

$530 [99%]
Revenue

-$399,329
Net Loss

$21,795 [12%]
Short Term Debt

$0
Raised in 2020

$5,000
Cash on Hand
As of 05/18/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our software adds a voice and intelligence to other peoples products.
We track 23 of our peers, 16 of whom have had large, recent exits. We think that to bring our software to the most users, we will need to become part of a larger company as did our peers. By the way, our Chief Scientists last company (Outfit 7) had a $1 bil. exit running an earlier version of our software!
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

SapientX Inc. was incorporated in the State of Delaware in April 2016.

Since then, we have:

- The highest conversational understanding accuracy at up to 99%. (Siri = 75% and Alexa = 73% - ZDnet).
- The software is complete and in pre-production development with Volvo, Mitsubishi, Yamaha, Samsung and KTM.
- We track 23 peers 16 of which have exited in the last 4 years. On average, they returned about 17X to their investors.
- An early version of our tech was used in Outfit 7's Talking Angela app (a virtual pet) leading to their $1 billion exit.
- We can run with or without the Internet. Since we can run offline, we can keep user data local where it's safest.
- Our software is fast and efficient using just 2% of the CPU on your phone and taking as little as 17 MB of disk space.
- A.I. (Artificial Intelligence) companies typically yield twice the return for their investors over other tech startups.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended January 31, 2020, the Company had revenues of $530 compared to the year ended January 31, 2019, when the Company had revenues of $41,010.
- *Assets.* As of January 31, 2020, the Company had total assets of $8,577, including $8,577 in cash. As of January 31, 2019, the Company had $265,057 in total assets, including $227,917 in cash.
- *Net Loss.* The Company has had net losses of $399,329 and net losses of $254,785 for the fiscal years ended January 31, 2020 and January 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $217,888 for the fiscal year ended January 31, 2020 and $117,439 for the fiscal year ended January 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $286,033 in debt and $452,875 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 5 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SapientX Inc. cash in hand is $5,000, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,000/month, for an average burn rate of $5,000 per month. Our intent is to be profitable in 12 months.

Before Covid, we were on track to start work with six paying customers. We continue to monitor and adjust for the impacts of Covid and trade war politics affecting our ability to make business. We are giving attention to some new market areas including our new support for Zoom, WebEx, Microsoft Teams, Google Meet and Google Hangouts as well as a new generation of voice operated, "touch-less" vending machines featuring branded characters that engage with users.

We are still pre-revenue as we work on pre-production software with our customers. We do get some development revenue from this, that helps defray costs. This is estimated at $500,000 for this year based on existing agreements and commitments. We estimate our expenses this year to be $500,000.

We do have some revolving credit, for emergencies, but we don't plan to use it. We have approximately $100,000 of founder capital that can be called upon if necessary.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -75,345%

Gross Margin: 100%

Return on Assets: -4,656%

Earnings per Share: -$0.04

Revenue per Employee: $177

Cash to Assets: 100%

Revenue to Receivables: ~

Debt Ratio: 2,540%

Reviewed Statements - SapientX Inc.pdf

Risks

1. We have limited operating history, which makes an evaluation of our business based on past operating results impossible. The Company has a limited operating history from which investors may evaluate the likelihood of successful performance of the Company. An investor in the Company must consider the risks and difficulties frequently encountered by companies in the early stages of development, especially companies in a rapidly changing market like the consumer and technology services markets. These risks and difficulties include our ability to:

   • Respond effectively to the offerings of competitors

   • Increase awareness and market penetration of our brand and the services we offer

   • Maintain our existing, and develop new, strategic partners and relationships

   • Continue to develop and upgrade our services

   • Attract, retain and motivate qualified personnel

   We cannot assure you that our business strategy will be successful or that we will successfully address these risks or difficulties. If we fail to adequately address any of these risks or difficulties, our financial conditions and opportunities for growth will suffer.

2. Bruce Wilcox is a part-time team member. As such, it is likely that the company will not make the same progress as it would if that were not the case.

3. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

4. Any projections of future performance provided to you may prove to be incorrect. Management's projections of future revenues, expenses and the outlook for the business are based on good faith estimates but are inherently unreliable. Factors such as adverse decisions and future competition will affect the Company's future revenue streams. In addition, unanticipated factors such as greater diligence costs or increased development or marketing expenses may impact the Company's profitability. For these reasons, you should not rely upon management's estimates of future performances in making your investment decision as management's assumptions (and any limitations on the assumptions) may prove to be significantly inaccurate.

5. The Company is dependent on its key personnel and its ability to hire or retain additional personnel. The Company relies heavily on the expertise, experience, and continued services of its management team. The loss of their services could adversely affect the Company's ability to achieve its business plan. The Company's future success will depend on its ability to retain these key persons and its ability to attract and retain additional skilled personnel. The Company's employees may voluntarily terminate their employment with the Company at any time. There is no assurance that the Company will be able to attract, train or retain qualified personnel in the future and the loss of personnel could have a material adverse effect on the Company.

6 We are dependent upon the proceeds of this Offering or alternative forms of financing to implement our business plan. As an early stage business, we are dependent upon this Offering and other outside financing in order to implement our business plan and complete development and commercial implementation of our software and services. If we do not raise sufficient capital pursuant to this Offering and other outside financing, we may have to delay or modify our business plan. There can be no assurance that any such delay or modification would not have a material adverse effect on us. In addition to this Offering, we may pursue alternative methods of raising funding, including, without limitation, funding from venture capital firms and select private investors and vendors who are partnering with us in the development of our marketplace, as well as subordinated debt from lenders and private individuals and senior bank debt. We will pursue the most advantageous source(s) of funding for the Company and its shareholders at the most attractive terms. As of the date of this Memorandum, we have no commitments for any interim or permanent financing, including any credit facility, and no assurance that any such financing will become available or, if available, at an interest rate or other terms that will be favorable to the Company. If available, such financing may result in the imposition of restrictions on the... more

7 Board of Directors, and your Shares may be diluted without your approval. The Company may be managed by its Board of Directors (in the future) and Officers in accordance with the terms of the Company's Certificate of Incorporation and By-Laws. Consequently, you will have no ability to affect management decisions of the Company, except as expressly required otherwise by applicable law. Following the closing of this Offering, and assuming the sale of the Maximum Amount, the Company's executive officers will beneficially own a majority of the Company's issued and outstanding Shares. These shareholders, if they acted together, could exert significant influence over all matters requiring shareholder approval, including the election of Directors and the approval of mergers or other business combinations. This concentration of ownership may also delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of your Shares. These actions could be taken even if they are opposed by other investors, including you.

8 The Company may alter the use of proceeds in this Offering without notice to you or your approval. The Estimated Use of Proceeds described in the "Summary of the Offering" section of this Memorandum reflects the Company's anticipated use of the proceeds of this Offering. However, there is no obligation on the Company's part to use the proceeds for those purposes, and the Company will have significant discretion in applying the net proceeds of this Offering. The Company's failure to apply the proceeds of this Offering effectively could have a material adverse effect on the Company.

9 Factual statements have not been independently verified. Except to the extent that legal counsel has been engaged solely to advise as to matters of law, no other party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Memorandum. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the Directors, officers and employees of the Company, or to the anticipated future performance of the Company.

10 The Company expects to incur significant operating losses. The Company expects to incur significant operating losses in the near future until the Company's products achieve some measure of market acceptance and the Company's revenues exceed its expenses. The Company's business does not have an established record of profitability and the Company may never be profitable. In addition, the Company expects its operating expenses to increase over time as the Company expands its operations. If the Company's future revenues do not offset these expected expenses, the Company will not be profitable. Furthermore, if the Company's operating expenses exceed its expectations, the Company's financial performance will be adversely affected.

11 The Company may not be able to obtain additional capital when necessary or on terms that are satisfactory to it, if at all. The Company intends to continue to make investments to support the Company's business growth which will likely require additional funds to further develop and market the Company's products and services and for product development, testing and deployment. In the future, the Company may need additional capital to respond to business challenges, including the need to develop new products or enhance the Company's proposed products and services, enhance operating infrastructure and acquire complementary businesses and technologies. If the Company raises additional funds through further issuances of equity or convertible debt securities, the Company's existing debt and equity holders could suffer significant dilution, and any new securities the Company issues could have rights, preferences and privileges superior to those securities sold in this Offering. Any debt financing secured by the Company in the future could involve restrictive covenants relating to the Company's capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. Further, the Company may not be able to raise the additional capital it seeks, including the amount... more

12 The Company's product development and sales cycle are unpredictable. The length of the Company's product development and sales cycles may be greater than originally expected. The Company may experience delays in future product development and sales. These delays could have a material adverse effect on the amount and timing of future revenues. Because the Company's sales cycle could be a lengthy process, the accurate prediction of future revenues from new customers is difficult. Furthermore, there can be no assurance that the product development schedule for the Company's products will not be changed or delayed. In addition, the Company's future success may also depend in part on its ability to sell additional features to its customers. This may require increasingly sophisticated and costly sales efforts. If these efforts are not successful, the Company's business may suffer. All of these factors make it difficult to predict future revenue.

13 The Company may not be able to adequately protect its intellectual property and proprietary rights. The Company regards its products and services and underlying technology as proprietary. The Company will seek to protect its proprietary rights through a combination of confidentiality agreements and copyright, trademark and trade secret laws, and patent protection. The Company's future patents, if any, may be successfully challenged and may not provide the Company with any competitive advantages. The Company may not develop proprietary products or technologies that are patentable and other parties may have prior claims. In addition, third parties may copy aspects of the Company's future products and services or otherwise obtain and use its proprietary information without authorization or develop similar technology independently. Patent, copyright, trademark and trade secret protection is important to the Company because developing and marketing new products and services and technologies is time consuming and expensive. The Company may not obtain issued patents or other protection from any future patent applications owned by or licensed to the Company. The Company's competitive position is also dependent upon unpatented trade secrets. Trade secrets are difficult to protect. The Company's competitors may independently develop proprietary information and techniques that are substantially equivalent to the Company's or... more

14 The Company may suffer from alleged infringement of proprietary rights. If there are new entrants into the Company's market that directly compete with us, the possibility of an intellectual property claim against the Company grows. The Company's applications and technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle, and could divert management attention from executing the Company's business plan. An adverse determination could also prevent the Company from offering its products and services to others.

15 Competition. We may face increased competition in the future from our current competitors. In addition, new competitors or alliances among current and new competitors may emerge and rapidly gain sufficient market share. The extent to which such competitors are able to offer services that are functionally comparable or superior to ours, are able to forge more customer relationships, or are able to offer solutions broader than ours could provide them with a significant competitive advantage over the Company.

16 The rapid pace of technological change may adversely affect the Company. The industry in which the Company operates is subject to rapid technological change. The introduction of new technologies, including the delay in the adoption of these technologies, as well as new alternatives for the delivery of products and services will continue to have a profound effect on competitive conditions in the Company's target markets. The Company may not be able to develop and introduce new products, services and enhancements that respond to technological changes or evolving industry standards on a timely basis. Because of the rapid technological changes of the Company's industry, the Company's products, services, and enhancement offerings may have a shorter life than anticipated. Revenue from such products may decline faster than anticipated, and if the Company's new products, services and enhancements are not accepted by the Company's customers or the target markets as anticipated, if at all, the Company's business and operating results may be materially and adversely affected.

17 Rapid Marketplace Changes. To succeed in the future, we must continue to respond promptly and effectively to market changes and potential competitors' innovations. There can be no assurance that our current or potential competitors will not develop products comparable or superior to ours in terms of price and performance features. In addition, no assurance can be given that we will not be required to make substantial additional investments in connection with our research, development, marketing, sales and customer service efforts in order to meet a competitive threat, or that we will be able to compete successfully in the future.

18 The Company may not be able to properly manage growth. The Company may experience a period of rapid growth in its headcount and operations, which may place a significant strain on the Company's management, administrative, operational and financial infrastructure. The Company's success will depend, in part, upon the ability of the Company's senior management to manage this growth effectively. To do so, the Company must continue to hire, train and manage new employees as needed. If the Company's new hires perform poorly, if the Company is unsuccessful in hiring, training, managing and integrating these new employees, or if the Company is not successful in retaining existing employees, the Company's business may be harmed. To manage the expected growth of the Company's operations and personnel, the Company will need to continue to improve its operational, financial and management controls, reporting systems and procedures. The additional headcount and capital investments will increase its cost base, which will make it more difficult for the Company to offset any future revenue shortfalls by offsetting expense reductions in the short term. If the Company fails to successfully manage its growth, the Company will be unable to execute its business plan and its results will suffer.

19 The Company's sales and profitability may be affected by changes in economic, business orindustry conditions. If the economic climate in the United States or abroad deteriorates, potential customers could reduce or delay their expenditures. Reduced or delayed expenditures could limit the Company's sales and profitability. In this environment, the Company's potential customers may experience financial difficulty, cease operations and fail to budget or reduce budgets for the purchase of the Company's products and professional services. This may lead to longer sales cycles, delays in purchase decisions, payment and collection, and may also result in downward price pressures, causing the Company's revenues and profitability to be lower than expected. In addition, general economic uncertainty makes it difficult to predict changes in the purchasing requirements of the Company's potential customers and the markets served by the Company.

20 Unproven Market Acceptance. Although the Company believes there is a need for the products and services proposed to be offered by the Company, its management is unable to guarantee (i) the level of market acceptance those products and services will achieve and (ii) the number of customers willing to pay for the Company's products and services.

21 General Risk of Insolvency. Each purchaser bears the risk that the financial situation of the Company could deteriorate. There will be no security or guarantee to any purchaser in the Offering.

22 An investment in the Company is speculative. Purchasers of the securities offered hereby may not realize a return on their investment and could lose their investment. Purchasers should carefully review this Memorandum and consult with their attorneys, tax advisors, and/or business advisors prior to purchasing the securities offered hereby.

23 We will have broad discretion as to the use of proceeds from this Offering. We will have broad discretion as to how to invest the proceeds from this Offering. Our failure to apply the proceeds of this Offering effectively could impair the value of your investment in our Shares.

24 Our projections are estimates only; actual results may vary. Any financial projections of the Company provided in this Offering are based on current assumptions as to future events and conditions which the Company believes to be reasonable as of the date hereof, but which are inherently uncertain and unpredictable. The projections have been prepared by management and no independent expert rendered an opinion as to the reasonableness of the projections or the assumptions upon which they are based. The projections may prove to be incomplete or incorrect and unanticipated events and circumstances may occur. Because of such uncertainties, and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected and such differences may be material and adverse. Potential investors should consider the projections in light of the underlying assumptions, reach their own conclusions as to the reasonableness of those assumptions and evaluate the projections on the basis of that analysis.

25 There is no current public trading market for our Shares, and resale of our Shares will be restricted in accordance with applicable law. The Shares being offered hereunder will not be registered for public sale under the Securities Act or the securities laws of any state. Instead, the Company will rely upon exemptions from the federal and state securities registration requirements, in particular exemptions pursuant to Rule 506 of the Securities Act, in order to offer and sell the Shares. Such exemptions depend in part upon the investment intent of the investors. Accordingly, it is imperative that investors acquire the Shares for investment purposes only and not with a view toward distribution thereof. Because the Shares will not be registered for public sale, they will be deemed "restricted Securities." As such, the Shares may not be resold or transferred without being registered under the Securities Act or exempt from such registration. There is currently no established public trading market for our Shares and none is anticipated to develop in the near future. Therefore, your investment in the Shares offered herein will have low liquidity and should be considered a long-term investment in the Company.

26 Absence of Regulatory Oversight. The securities offered hereby have not been approved or disapproved by the SEC, any state securities commission or other regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this Memorandum. The securities offered hereby have not been registered under the Securities Act, or the securities laws of any state and are being offered and sold in reliance on exemptions from the registration requirements of those laws.

27 The offering price of the Shares has been arbitrarily determined by the Company. There is no relationship whatsoever between the price at which the Shares are being offered herein and the assets, earnings or book value of the Company, or any other recognized criteria of value. In establishing the offering price and number of the Shares to be offered, the Company considered numerous factors, including: (i) the dollar-amount of proceeds the Company needs to raise and (ii) the percentage of ownership of the Company to be held by investors upon expiration of this Offering.

28 The securities offered hereby may be diluted by future issuances of securities with superior rights. Following the completion of this Offering, the Company may issue additional securities, including securities that provide for payment prior to payment on the securities in this Offering. The issuance of such additional securities could adversely affect the interests of a purchaser in this Offering.

29 No Minimum Capitalization. No minimum level of capital is required to be maintained by the Company. As a result of losses or withdrawals, the Company may not have sufficient capital to continue its operations and achieve the results projected in its business plan.

30 Loss of Entire Investment. The purchase of securities of the Company is a highly speculative investment, subject to substantial uncertainties. The financial position of any investor should be such that a complete loss of the investment in the securities will not represent a material loss to such investor.

31 This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief. [Rule 201(z)(1)(i)].

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
David Colleen	Business Management @ SapientX	2016

Officers

OFFICER	TITLE	JOINED
David Colleen	CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Planet 9 Studios, Inc.	7,050,000 Common Stock	64.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$308,247	Priced Round
08/2019	$286,033	Loan
06/2019	$45,000	Priced Round
11/2018	$407,875	Priced Round

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Planet 9 Studios, Inc.	08/01/2019	$286,033	$286,033	0.0%	12/31/2021	Yes

Related Party Transactions

Name	Planet 9 Studios
Amount Invested	$286,033
Transaction type	Loan
Issued	07/31/2019
Outstanding principal plus interest	$286,033 as of 11/2019
Interest	0.0 per annum
Maturity	12/31/2021
Outstanding	Yes
Current with payments	Yes
Relationship	stock holder

Use of Funds

$50,001	65% towards sales, marketing and customer integration engineering, 27.5% towards patents (to be owned by the Company) completion and 7.5% towards Wefunder fees.
$535,000	In addition to covering fixed expenses and extending runway, hitting out maximum target will allow us to do additional prototyping with our customers.85% towards sales, marketing and customer integration engineering, 7.5% towards patents (to be owned by the Company) completion and 7.5% towards Wefunder fees.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	9,750,000	Yes
Series Seed Preferred	815,750	815,750	Yes
Series Seed 1 Preferred	2,200,000	90,000	Yes

The Funding Portal

SapientX is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.